# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T2 Biosystems, Inc., CIK 0001492674
CUSIP: 89853L302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 HARTWELL AVENUE, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-24-001310
Filed by CIK 0001381740

## Reporting persons
- Safier Jacob: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (5.3% of the class)
- JSAF Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: T2 Biosystems, Inc.
Address of issuer's principal executive offices: 101 Hartwell Ave., Lexington, MA 02421

## Item 2. Person Filing
Name of person filing:
JSAF Holdings, LLC ("JSAF")

Jacob Safier

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
JSAF Holdings, LLC
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004

Jacob Safier
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004
Citizenship:
JSAF Holdings, LLC
Delaware

Jacob Safier
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

JSAF beneficially owns 1,500,000 Shares.

Jacob Safier, as the manager of the T2 Biosystems, Inc. investment by JSAF, may be deemed to beneficially own the Shares owned by JSAF and, therefore, may be deemed to beneficially own 1,500,000 Shares. Mr. Safier disclaims beneficial ownership of the Shares owned by JSAF.
Percent of class: As of the date hereof, JSAF beneficially owned and Jacob Safier may be deemed to beneficially own 5.3% (based upon 28,045,417 Shares outstanding, which is the number of Shares reported as outstanding in the Issuer's Proxy Statement on Schedule 14-A filed with the Securities and Exchange Commission on January 21, 2025).
Sole power to vote or to direct the vote: 1,500,000 Shares.
Shared power to vote or to direct the vote: 0 Shares.
Sole power to dispose or to direct the disposition: 1,500,000 Shares.
Shared power to dispose or to direct the disposition: 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Safier Jacob: /s/ Jacob Safier, Jacob Safier (02/13/2025)
- JSAF Holdings, LLC: /s/ Jacob Safier, Jacob Safier, Manager (02/13/2025)